UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

August 7, 2025

In the Matter of

BRBI BR Partners S.A.
3,732, Floor 28, CEP 04538-13
Avenida Brigadeiro Faria Lima
São Paulo, Brazil

ORDER DECLARING REGISTRATION EFFECTIVE PURSUANT TO SECTION 12(d) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

File No: 001-42757

BRBI BR Partners S.A. has filed with the Commission and the Nasdaq Stock Market an application to register its American Depositary Shares on the exchange, pursuant to Section 12(b) of the Securities Exchange Act of 1934.

In accordance with Section 12(d) of the Exchange Act, the authorities of the exchange have certified to the Commission that they have approved the class of securities for listing and registration.

BRBI BR Partners S.A. requests that the registration be made effective before 30 days have expired since the Commission received the exchange's certification.

The request for acceleration appears to be appropriate in the public interest and for the protection of investors. Therefore, it is ORDERED that the registration on the Nasdaq Stock Market shall become effective immediately.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

James Lopez
Office Chief